TransAlta announces solid first quarter earnings

CALGARY, Alberta (Apr. 21, 2005) – TransAlta Corporation (TSX: TA; NYSE: TAC) today announced net earnings in the first quarter of 2005 of $51.7 million ($0.27 per common share), compared to $47.2 million ($0.25 per share) for the first quarter of 2004. Comparable earnings per share in the first quarter of this year were 27 cents compared to 26 cents last year.

“Plant operations were strong in the quarter in terms of availability and costs” said Steve Snyder, TransAlta’s president and CEO. “In addition, our interest costs continue to drop consistent with our plans to pay down our debt.

“This combination drove our earnings higher in the first quarter versus last year.”

Cash generated from operating activities for the quarter was $160.1 million, compared to cash from operating activities of $184.8 million in first quarter 2004 due to an increase in working capital.  First quarter capital expenditures were $50.4 million and $52.8 million of net debt was repaid compared to $90.5 million and $219.6 million respectively last year.

TransAlta consolidated financial highlights

	3 months ended Mar. 31
(In millions except per share amounts)	2005		2004
	Amount	Per share	Amount	Per share
Revenue	$712.3		$681.5
Net earnings	$51.7	$0.27	$47.2	$0.25
Comparable Earnings*	$51.7	$0.27	$49.2	$0.26
Cash flow from operating activities	$160.1		$184.8

	3 months ended Mar. 31
	2005	2004
Availability (%)	93.4	92.0
Production (GWh)	13,399	13,667

* Presenting earnings on a comparable basis from period to period provides management with the ability to evaluate earnings trends more readily in comparison with prior periods’ results.  An explanation of this non-GAAP financial measure can be found on pages 14 and 15 of the MD&A.

In first quarter 2005, TransAlta:

  With its partner EPCOR, commissioned Genesee 3 (225MW net to TransAlta)

  Redeemed all of its 7.50% and 8.15% Preferred Securities on Feb. 15, 2005

- more -

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile for investors by operating a highly contracted portfolio of assets in Canada, the U.S., Mexico and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For more than 90 years, we’ve been a responsible operator and a proud contributor to the communities where we work and live.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

For more information:

Media inquiries:

Investor inquiries:

Tim Richter

Daniel J. Pigeon

Senior Advisor

Director, Investor Relations

Media & Government Relations

Phone:  1-800-387-3598 in Canada and U.S.

Phone:  (403) 267-7238

Phone:  (403) 267-2520    Fax (403) 267-2590

Pager: (403) 213-7041

E-mail:  investor_relations@transalta.com

Email:  media_relations@transalta.com